Exhibit 99.2

ENLIGHT RENEWABLE ENERGY LTD. 13 AMAL ST., AFEK INDUSTRIAL PARK ROSH HA’AYIN 4809249, ISRAEL
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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V33529-S84510 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
ENLIGHT RENEWABLE ENERGY LTD.

The Board of Directors recommends you vote FOR the following proposals:			For	Against	Abstain
									For	Against	Abstain
1.	Approve the amended Compensation Policy for executive officers and directors, substantially in the form attached as Exhibit A.		☐	☐	☐
							3e.	5,112 restricted share units to Mr. Zvi Furman.	☐	☐	☐
			Yes	No
	1a.	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 1 above? Response required for vote to be counted.					3f.	5,112 restricted share units to Ms. Michal Tzuk.	☐	☐	☐
			☐	☐
							3g.	5,112 restricted share units to Dr. Shai Weil.	☐	☐	☐
			For	Against	Abstain
2.	Approve the grant of 87,023 restricted share units to, and an amendment to the terms of engagement of, Mr. Gilad Yavetz, the Company’s co-founder, chief executive officer and a director of the Company.					4.	Approve the issuance of an exemption letter to our chief executive officer and each of our directors, exempting them from liability towards the Company under certain limited circumstances.
			☐	☐	☐

			Yes	No
	2a.	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 2 above? Response required for vote to be counted.
			☐	☐			4a.	The chief executive officer.	☐	☐	☐

							4aa.	Are you a “controlling shareholder” or do you have a “personal interest” (as such terms are defined in the Proxy Statement) in approval of Proposal 4a above? Response required for vote to be counted.	Yes	No
3.	Approve grants of restricted share units to each of the Company’s directors, other than the chief executive officer, as follows:
			For	Against	Abstain				☐	☐

	3a.	14,233 restricted share units to Mr. Yair Seroussi, the Company’s chairman.	☐	☐	☐				For	Against	Abstain
							4b.	Each of our directors.
	3b.	5,112 restricted share units to Ms. Liat Benyamini.	☐	☐	☐				☐	☐	☐

	3c.	5,112 restricted share units to Mr. Yitzhak Betzalel.	☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	3d.	5,112 restricted share units to Ms. Alla Felder.	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]		Date			Signature (Joint Owners)			Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V33530-S84510

ENLIGHT RENEWABLE ENERGY LTD.
 SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on April 10, 2024 4:00 p.m. Israel Time
This Proxy Is Solicited On Behalf Of The Board Of Directors

The undersigned shareholder(s) hereby appoint(s) Mr. Nir Yehuda and Ms. Lisa Haimovitz, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ENLIGHT RENEWABLE ENERGY LTD. that the shareholder(s) is/are entitled to vote as of the close of business on March 6, 2024 at the Special General Meeting of Shareholders to be held at
4:00 p.m. Israel time, on April 10, 2024, at 13 Amal St., Afek Industrial Park, Rosh Ha’ayin 4809249, Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

Continued and to be signed on reverse side